SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.  20549

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                                FORM 8-K

                            CURRENT REPORT

                 Pursuant to Section 13 or 15(d) of the
                     Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  February 5, 2008

                  PATRIOT TRANSPORTATION HOLDING, INC.
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      (Exact name of registrant as specified in its charter)



      FLORIDA			0-17554			59-2924957
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(State or other		    (Commission		    (I.R.S. Employer
  jurisdiction		     File Number)	    Identification No.)
 of incorporation)

1801 Art Museum Drive
Jacksonville, Florida                                    32207
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(Address of principal executive offices)  	      (Zip Code)

Registrant's telephone number, including area code:  (904) 396-5733

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   (Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CRF 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

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[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the
Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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                       CURRENT REPORT ON FORM 8-K

                  PATRIOT TRANSPORTATION HOLDING, INC.

                           February 5, 2008


ITEM 2.02. DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

	On February 5, 2008, Patriot Transportation Holdings, Inc. (the "Company") issued a press release announcing its earnings for the first quarter of fiscal 2008. A copy of the press release is furnished as
Exhibit 99.1.

	The information in this report (including the exhibit) shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

ITEM 5.02 DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

	As previously reported on a Form 8-K, John E. Anderson retired as the Company's President and Chief Executive Officer effective February 6, 2008. Mr. Anderson has served as the Company's President and Chief Executive Officer since 1989. Mr. Anderson will continue to serve on the Company's Board of Directors.

	On December 6, 2007 (as previously reported on a Form 8-K), the Company's Board of Directors appointed John D. Baker II to succeed Mr. Anderson as President and Chief Executive Officer, effective February 7, 2008.

	On February 6, 2007, the Compensation Committee of the Board of Directors established compensation arrangements for John D. Baker II. Mr. Baker will receive a base salary of $250,000 and will be eligible to receive an incentive bonus of up to 100% of his salary. Mr. Baker also will be entitled to limited personal use of an airplane that the Company intends to

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acquire, subject to the reimbursement of certain costs.  He also will be entitled to participate in the Company's medical reimbursement plan for executive officers pursuant to which executive officers are reimbursed for certain medical expenses to the extent not covered by insurance.

ITEM 9.01.  FINANCIAL STATEMENTS AND EXHIBITS

	(c)	Exhibits.

	99.1	Press Release dated February 5, 2008.


                             SIGNATURES

	Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned thereunto duly authorized.

				PATRIOT TRANSPORTATION HOLDING, INC.


Date:  February 11, 2008	By:  /s/  Ray M. Van Landingham
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				Ray M. Van Landingham
				Vice President, Finance and Administration
       				and Chief Financial Officer
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                            EXHIBIT INDEX


Exhibit No.
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99.1	Press Release dated February 5, 2008 issued by Patriot
        Transportation Holdings, Inc.

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